SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                                Sport-Haley, Inc.
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                                (Name of Issuer)

                           Common Stock, no par value
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                         (Title of Class of Securities)

                                   96946510-3
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                                 (CUSIP Number)

                              Daniel H. Abramowitz
                               Hillson Partners LP
                     110 North Washington Street, Suite 401
                               Rockville, MD 20850
                                 (301) 340-0003
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 11, 2009
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             (Date of Event Which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box |_|.

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 96946510-3              SCHEDULE 13D

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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Hillson Partners LP
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)   |_|
      (b)   |_|
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3     SEC USE ONLY


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4     SOURCE OF FUNDS

      WC
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(d) or 2(e) |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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  NUMBER OF             7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0
  OWNED BY              --------------------------------------------------------
    EACH                8     SHARED VOTING POWER
  REPORTING
 PERSON WITH                  0
                        --------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER

                              0
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              0
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
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14    TYPE OF REPORTING PERSON

      PN
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

CUSIP No. 96946510-3              SCHEDULE 13D

      This Amendment No. 3 relates to the Statement of Beneficial Ownership on
Schedule 13D originally filed by Hillson Partners LP, f/k/a Hillson Partners Limited Partnership ("Reporting Person"), a Delaware limited partnership, on February 13, 2001 (the "Schedule 13D").

      Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended to add the following information for updating as of the date hereof:

      On March 11, 2009, the Reporting Person sold 142,780 shares at $0.20 per share in the open market through a broker. As a result of this transaction, as of the date hereof, the Reporting Person beneficially owns 0 shares of Common Stock.

      The Reporting Person ceased to be the beneficial owner of more than 5% of the Common Stock outstanding on March 11, 2009.

CUSIP No. 96946510-3              SCHEDULE 13D

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      March 13, 2009
                                        HILLSON PARTNERS LP

                                        By:  Hillson Financial Management, Inc.
                                        Its: General Partner


                                        By: /s/ Daniel H. Abramowitz
                                            ------------------------------------
                                            Name:  Daniel H. Abramowitz
                                            Title: President